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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SIMEX Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

82862P109

(Cusip Number)

Marty Steinberg, Esq., as the Receiver for Lancer Management Group II, LLC,
Lancer Offshore, Inc. and Omnifund, Ltd. and as the party in control of Lancer Partners, LP.
c/o David E. Wells, Esq., Hunton & Williams, LLP,
1111 Brickell Avenue, Suite 2500,
Miami, Florida 33131
Telephone No.: (305) 810-2591

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82862P109			Page 2 of 8

1.	Name of Reporting Person: Marty Steinberg, as the Receiver of Lancer Offshore, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,320,057* Shares of Common Stock

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 3,320,057* Shares of Common Stock

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,320,057* Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.20%**

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 82862P109	SCHEDULE 13D	Page 3 of 8 Pages

*	The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Schedule 13D. Item 5 of this Schedule 13D identifies the sole sources of information that the Reporting Person has relied upon to complete this Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of common stock, par value $.001 per share (the “Common Stock”), of SIMEX Technologies, Inc., a Delaware corporation (the “Issuer”), with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities (defined below) have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement.

**	This figure was calculated based upon the disclosures made by the Issuer in its 10-QSB filed with the U.S. Securities and Exchange Commission (“SEC”) for the period ended September 30, 2003, and its 8-K filed with the SEC on December 5, 2003, which indicate that the number of issued and outstanding shares of Common Stock of the Issuer equal 32,554,908.

CUSIP No. 82862P109	SCHEDULE 13D	Page 4 of 8 Pages

Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, a Connecticut limited liability company (“LMG II”), Lancer Offshore, a British Virgin Islands international business company (“Offshore”) and Omnifund, Ltd., a British Virgin Islands international business company (“Omnifund”), and as the party in control of Lancer Partners (LMG II, Lancer Offshore, Omnifund and Lancer Partners are sometimes collectively referred to herein as the “Receivership Entities”) (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) pursuant to an action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH hereby files this statement on Schedule 13D (this “Schedule 13D”) to report the acquisition of beneficial ownership of Common Stock of the Issuer.

Item 1.	Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 2890 Normandy Dr. NW, Atlanta, GA 30305.

Item 2.	Identity and Background.

     (a)-(c) and (f)

     The Reporting Person filing this Schedule 13D is:

     As of July 10, 2003, Marty Steinberg was appointed the Receiver of the Receivership Entities pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH. Mr. Steinberg is an attorney with the law firm of Hunton & Williams LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.

     All of the securities to which this Schedule 13D relates are owned for the pecuniary benefit of Lancer Offshore.

     Lancer Offshore is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     (d) and (e):

     Marty Steinberg has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 82862P109	SCHEDULE 13D	Page 5 of 8 Pages

     The Receivership Entities are defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612 IV-ZLOCH. As such, they are subject to a Temporary Restraining Order and Order Appointing Receiver both entered on July 10, 2003, prohibiting certain activities subject to federal securities laws.

Item 3.	Source and Amount of Funds or Other Consideration.

     See Item 4.

Item 4.	Purpose of Transaction.

     Pursuant to an Order Appointing Receiver entered on July 10, 2003 by Judge Zloch of the United States Court for the Southern District of Florida, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Offshore. Pursuant to an order entered on July 25, 2003 by Judge Shiff of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492, the Reporting Person was designated the person in control of Lancer Partners by virtue of the Reporting Person’s status as the Receiver for LMG II, and thereby the Reporting Person has acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Partners.

     The purpose of the appointment of the Reporting Person as Receiver was to administer and hold the assets of the Receivership Entities. In the course of the administration of the assets of the Receivership Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Receivership Entities over the next five years. The Reporting Person may from time to time seek to sell shares of the Common Stock held by the Receivership Entities based on its evaluation of the Issuer and upon other factors, including but not limited to, general economic, business and stock market conditions.

     Except as set forth above, the Reporting Person does not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

CUSIP No. 82862P109	SCHEDULE 13D	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

     The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 3,320,057 shares of Common Stock which represents 10.20% of 32,554,908 shares of Common Stock issued and outstanding which figure was based upon the disclosures made by the Issuer in its 10-QSB filed with the SEC for the period ended September 30, 2003, and its 8-K filed with the SEC on December 5, 2003.

     The aggregate number of shares of Common Stock of the Issuer to which this Schedule 13D relates is based upon a review of custodial statements for the period of December 1, 2003 through December 31, 2003 (the “Custodial Statements”) delivered to the Reporting Person by Banc of America Securities (“BA”), which serves as prime broker to the Receivership Entities, the records of Colonial Stock Transfer Co., Inc., the transfer agent for the Issuer (the “Transfer Agent”), delivered to the Reporting Person and a review of original stock certificates in the custody of the Reporting Person. The Custodial Statements indicate that BA retains custody of 3,320,057 shares of Common Stock held for the benefit of Lancer Offshore of which 1,804,057 shares of Common Stock are held in street name. The shares registered to Lancer Offshore held in BA’s custody appear to be consistent with the records of the Transfer Agent delivered to the Reporting Person.

     The Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in this Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

     (b) The Reporting Person is the sole person with voting and dispositive power with regard to the 3,320,057 shares of Common Stock of the Issuer described in this Schedule 13D.

     (c) There have been no transactions effected during the past 60 days by the Reporting Person with respect to this class of securities.

     (d) Not applicable.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option

CUSIP No. 82862P109	SCHEDULE 13D	Page 7 of 8 Pages

arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     To the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Receivership Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein.

Item 7.	Material to be Filed as Exhibits.

     None.

CUSIP No. 82862P109	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 9, 2004.	/s/ Marty Steinberg
Marty Steinberg, as Receiver of Lancer
Offshore, Inc.